

FOR IMMEDIATE RELEASE

Financial/Media Contact
Steve Cave
Director, Investor Relations
(404) 584-3801

AGL RESOURCES REPORTS
FIRST QUARTER EARNINGS

ATLANTA, April 22, 2003 - AGL Resources Inc. (NYSE: ATG) today reported income before the cumulative effect of a change in accounting principle of $59.6 million, or $0.99 per basic share ($0.98 per diluted share), for the first quarter of 2003. Net income after the cumulative effect of a change in accounting principle for the quarter was $51.8 million, or $0.86 per basic share ($0.85 per diluted share). Comparable quarterly earnings for 2002 were $50.1 million of net income or $0.90 per basic share ($0.89 per diluted share). Weighted average basic shares outstanding were 60.3 million at March 31, 2003, an increase of 4.6 million, or about 8.3 percent, from March 31, 2002. Shares outstanding increased as a result of the Company's 6.4 million share offering completed on February 14, 2003.

"We hit on all eight cylinders," said Paula G. Rosput, chairman, president and chief executive officer of AGL Resources. "During the first quarter, we strengthened our balance sheet, expanded our ownership interest in SouthStar, increased our business base at Sequent, turned in profitable results at AGL Networks, and continued to improve the annuity quality of our core distribution business. As a result of these developments, we are comfortable confirming our earlier guidance for 2003 of $1.85 to $1.90 per share, even after taking into account the effects of our equity offering and the one-time accounting charge related to the adoption of EITF 02-03."

The key drivers of earnings improvement for the quarter as compared to the prior year were:
- $9.5 million of increased EBIT from the distribution operations segment, primarily due to an increase in operating margin at Virginia Natural Gas that reflects the effect of the experimental weather normalization adjustment and colder weather as compared to the first quarter of 2002.
- $14.9 million of increased EBIT from the wholesale services segment, primarily due to the optimization of its growing base of transportation and storage assets coupled with the significant volatility brought on by colder weather and higher wholesale gas prices in the quarter as compared to the first quarter of 2002.
- Earnings also were enhanced by lower corporate interest expense of $2.9 million for the quarter.

These earnings improvements were offset by:
- Decreased earnings in the energy investments segment principally due to an $11.4 million decrease in other income from SouthStar as a result of a $7.0 million adjustment to inventory in the first quarter of 2002 that increased EBIT for that quarter and lower margins from retail gas sales in the first quarter of this

year. The reduction at SouthStar was partially offset by a $1.7 million increase in AGL Network's EBIT and a $1.0 million increase in other income from US Propane compared to the previous year quarter. AGL Networks' improvement was primarily due to the recognition of revenue from a sales-type lease entered into in the first quarter of 2003 and results in a swing to profitability for AGL Networks.

- An increase in income taxes of $10.6 million as a result of higher earnings and a higher effective tax rate resulting from higher state taxes.
- A $7.8 million after-tax charge resulting from the cumulative effect of a change in accounting principle for the quarter resulting from the final provisions of Emerging Issues Task Force (EITF) 02-03, which rescinded EITF 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities."

DISTRIBUTION OPERATIONS

The distribution operations segment performed well in the first quarter 2003, contributing earnings before interest and taxes (EBIT) of $80.9 million for the quarter, a $9.5 million increase over the $71.4 million in first quarter 2002. This increase is principally due to an increase in operating margins of $7.9 million to $171.5 million for the quarter as compared with $163.6 million in the same period last year. The increase in operating margin in the first quarter of 2003 was primarily due to Virginia Natural Gas, which had increased margin of $8.9 million, reflecting the effect of the experimental weather normalization adjustment, which was approved by the Virginia State Corporation Commission in November 2002. Additionally, VNG's operating margins in the first quarter of 2002 were lower due to warmer weather, when VNG operated without the weather normalization adjustment. Heating degree days in the Hampton Roads region in Virginia were 1,962 for the first quarter of 2003, an increase of 25 percent over the prior year quarter. These positive impacts were partially offset by decreased margins of $1.0 million at Atlanta Gas Light Company resulting from an expected reduction in operating revenues due to lower rates under the performance-based rate plan (approved by the Georgia Public Service Commission in April 2002), offset by increased revenues from the pipeline replacement program.

Distribution operations reduced costs and overhead, resulting in a $2.9 million decline in operating expenses, from $94.9 million in 2002 to $92.0 million in 2003. The primary drivers were lower depreciation expense resulting from new depreciation rates established as a part of the performance-based rate plan at AGLC, decreases in outside consultant costs offset by higher bad debt expense caused by higher gas costs in 2003 as compared to 2002.

WHOLESALE SERVICES

The wholesale services segment, comprised primarily of Sequent, contributed $20.7 million in EBIT for the quarter, compared to $5.8 million last year, a $14.9 million increase resulting from the optimization of transportation and storage assets, coupled with increased commodity margins common in a volatile market environment. The volatile market resulted from colder weather and the reduction of gas storage volumes across the market as the winter progressed during the quarter. Sequent also sold substantially all of its inventory during the quarter, which was previously recorded on a mark-to-market basis under the now rescinded EITF 98-10, resulting in $12.6 million of realized earnings before interest and taxes during the quarter for transactions previously recorded on a mark-to-market basis in prior periods.

ENERGY INVESTMENTS
The energy investments segment realized EBIT of $16.0 million for the current quarter as compared to $24.7 million in the same period one year ago. The $8.7 million decrease in EBIT year-over-year reflects an $11.4 million decrease in earnings contribution from SouthStar. The decrease is the result of a one-time inventory adjustment recorded in the first quarter of 2002, which increased EBIT by $7 million, and lower margins on gas sales in the first quarter of this year, primarily due to higher and more volatile gas prices. This decrease was partially offset by positive EBIT contributions for the current quarter, representing a year-over-year increase in EBIT of $1.7 million from AGL Networks, reflecting the execution of a sales-type lease during first quarter 2003 and increased monthly recurring contract revenues, offset by increased operating expenses as compared to the prior year's first quarter. Additionally, AGL Resources' investment in Heritage Propane (NYSE:HPG), through US Propane, contributed increased EBIT of $1.0 million as compared to 2002.

CORPORATE
Corporate EBIT increased $1.5 million compared with the previous year primarily due to the establishment of reserves during the prior year quarter. Consolidated interest expense decreased by $2.9 million for the first quarter of 2003, principally due to lower average interest rates as well as lower average debt balances due to the repayment of debt from proceeds generated from the equity offering and lower working capital needs for the quarter as compared to last year. These increases were offset by an increase in consolidated income taxes of $10.6 million primarily due to higher earnings before income taxes and an increase in the effective tax rate resulting from new state tax legislation.

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
Results for the quarter also were impacted by a change in accounting principle as a result of the final provisions of EITF 02-03, which rescinded EITF 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities". As a result, all energy-trading contracts that do not meet the requirements of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," will be recorded at their historical cost and reported on an accrual basis, resulting in the recognition of earnings or losses at the time of contract settlement or termination. Pursuant to the adoption of EITF 02-03, Sequent adjusted, on the balance sheet, the fair value of its non-derivative trading instruments to zero by taking a pre-tax charge of $12.6 million that also had the effect of lowering net income by $7.8 million on a one-time basis.

Sequent's activities are generally related to physical gas assets (principally gas storage capacity contracts) and its non-derivative trading book generally has short-dated positions. In response to higher and more volatile gas prices, Sequent sold during the quarter substantially all of its inventory that was outstanding at December 31, 2002 and recorded on a mark-to-market basis at that time. The realization from the sale of this inventory resulted in $12.6 million of earnings before interest and taxes for the first quarter of 2003.

INCREASE IN SHARES OUTSTANDING

Average shares outstanding increased by 4.6 million shares to 60.3 million shares, primarily as a result of the issuance of 6.4 million shares on February 14, 2003 in conjunction with the company's equity offering. As a result of the issuance, earnings per share for the current quarter reflect a $0.06 per share dilutive effect. The proceeds from the equity offering of approximately $137 million were used to retire short-term debt. As a result of the offering, and strong cash flow generation during the quarter of approximately $115 million, the company has reduced its debt-to-capitalization ratio from 67 percent (as of December 31, 2002) to 57 percent (as of March 31, 2003).

Earnings Conference Call Webcast: The AGL Resources first quarter 2003 earnings conference call, scheduled for April 22, 2003, at 2 p.m. (EDT), can be accessed via the AGL Resources website at www.aglresources.com.   The call will address the company's financial results for the quarter ended March 31, 2003, as well as other general corporate updates. The call will be archived on the website through the close of business on April 29, 2003.

AGL Resources Inc. (NYSE: ATG) is an Atlanta-based energy services holding company. Its utility subsidiaries - Atlanta Gas Light Company, Virginia Natural Gas and Chattanooga Gas Company – serve approximately 1.9 million customers in three states. Houston-based subsidiary Sequent Energy Management provides asset management services, including the wholesale trading, marketing, gathering and transportation of natural gas. As a member of the SouthStar partnership, AGL Resources markets natural gas to consumers in Georgia under the Georgia Natural Gas brand. AGL Networks, the company's telecommunications subsidiary, owns and operates a fiber optic network in Atlanta and Phoenix. For more information, visit www.aglresources.com.

This press release contains forward-looking statements. AGL Resources wishes to caution readers that the assumptions, which form the basis for the forward-looking statements, include many factors that are beyond AGL Resources' ability to control or estimate precisely. Those factors include, but are not limited to, the following: changes in industrial, commercial, and residential growth in the service territories of AGL Resources Inc. and its subsidiaries; changes in price and demand for natural gas and related products; impact of changes in state and federal legislation and regulation, including various state public service commissions and the Federal Energy Regulatory Commission orders, on the gas and electric industries and on AGL Resources, including the impact of Atlanta Gas Light Company's performance based rate plan; effects and uncertainties of deregulation and competition, particularly in markets where prices and providers historically have been regulated, unknown risks related to nonregulated businesses, and unknown issues such as the stability of certificated marketers; impact of Georgia's Natural Gas Consumers' Relief Act of 2002; concentration of credit risk in certificated marketers and wholesale services' counterparties; excess network capacity and demand/growth for dark fiber in metro network areas of AGL Networks' customers; AGL Networks' introduction and market acceptance of new technologies and products, as well as the adoption of new networking standards; ability of AGL Networks to produce sufficient capital to fund its business; ability to negotiate new contracts with telecommunications providers for the provision of AGL Networks' dark-fiber services; industry consolidation; performance of equity and bond markets and the impact on pension fund costs; impact of acquisitions and divestitures; changes in accounting policies and practices issued periodically by accounting standard-setting bodies; direct or indirect effects on AGL Resources' business, financial condition or liquidity resulting from a change in the company's credit ratings or the credit ratings of its competitors or counterparties; interest rate fluctuations, financial market conditions, and general economic conditions; uncertainties about environmental issues and the related impact of such issues; impact of changes in weather upon the temperature-sensitive portions of the business; and other risks described in our documents on file with the Securities and Exchange Commission.

###

AGL Resources Inc.
Condensed Statements of Consolidated Income
For the Three Months Ended
March 31, 2003 and 2002
(In millions, except per share amounts)

		Three Months				
	3/31/2003		**3/31/2002**		**Fav/(Unfav)**	
Operating Revenues	$	351.4	$	269.3	$	82.1
Cost of Sales		148.6		97.1		(51.5)
Operating Margin		**202.8**		**172.2**		**30.6**
Total Operating Expenses		102.4		100.8		(1.6)
Operating Income		**100.4**		**71.4**		**29.0**
Other (Loss) Income		17.1		28.9		(11.8)
Earnings Before Interest & Taxes		**117.5**		**100.3**		**17.2**
Interest Expense		19.8		22.7		2.9
Earnings Before Income Taxes		**97.7**		**77.6**		**20.1**
Income Taxes		38.1		27.5		(10.6)
Income Before Cumulative Effect of Change in Accounting Principle		**59.6**		**50.1**		**9.5**
Cumulative Effect of Change in Accounting Principle		(7.8)		-		(7.8)
Net Income	**$**	**51.8**	**$**	**50.1**	**$**	**1.7**
EPS Before Cumulative Effect of Change in Accounting Principle						
Basic	$	0.99	$	0.90	$	0.09
Diluted	$	0.98	$	0.89	$	0.09
EPS						
Basic	$	0.86	$	0.90	$	(0.04)
Diluted	$	0.85	$	0.89	$	(0.04)
Shares Outstanding						
Basic		60.3		55.7		4.6
Diluted		60.7		56.0		4.7

AGL Resources Inc.
EBIT Schedule
For the Three Months Ended
March 31, 2003 and 2002
(In millions, except per share amounts)

	Three Months		
	3/31/2003	**3/31/2002**	**Fav/(Unfav)**
Distribution Operations	$ 80.9	$ 71.4	$ 9.5
Wholesale Services	20.7	5.8	14.9
Energy Investments	16.0	24.7	(8.7)
Corporate	(0.1)	(1.6)	1.5
Consolidated EBIT	117.5	100.3	17.2
Interest Expense	19.8	22.7	2.9
Income Taxes	38.1	27.5	(10.6)
Income Before Cumulative Effect of Change in Accounting Principle	59.6	50.1	9.5
Cumulative Effect of Change in Accounting Principle	(7.8)	-	(7.8)
Net Income	$ 51.8	$ 50.1	$ 1.7
Earnings per Common Share Before Cumulative Effect of Change in Accounting Principle			
Basic	$ 0.99	$ 0.90	$ 0.09
Diluted	$ 0.98	$ 0.89	$ 0.09
Earnings per Common Share			
Basic	$ 0.86	$ 0.90	$ (0.04)
Diluted	$ 0.85	$ 0.89	$ (0.04)